Filed pursuant to Rule 433

Registration Statement No. 333-261837

Free Writing Prospectus dated August 12, 2024

(to Prospectus dated January 11, 2022, and

Preliminary Prospectus Supplement dated August 12, 2024)

NatWest Group plc

$1,250,000,000 4.964% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2030

$500,000,000 Senior Callable Floating Rate Notes due 2028

Issuer	NatWest Group plc (“NWG”)
Securities	$1,250,000,000 4.964% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2030 (the “Fixed Reset Rate Notes”) and $500,000,000 Senior Callable Floating Rate Notes due 2028 (the “Floating Rate Notes” and, together with the Fixed Reset Rate Notes, the “Senior Notes”).
Ranking	The Senior Notes of each series will constitute NWG’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu without any preference among themselves, and equally with all other outstanding unsecured and unsubordinated obligations of NWG, present and future, except such obligations as are preferred by operation of law.
Format	SEC-registered
Specified Currency	USD
Tranche	Fixed Reset Rate Notes	Floating Rate Notes
Issue Size	$1,250,000,000	$500,000,000
Trade Date	August 12, 2024	August 12, 2024
Issue Date	August 15, 2024 (T+3)	August 15, 2024 (T+3)
Maturity	August 15, 2030	November 15, 2028
Coupon Type	Fixed	Floating

Coupon

From (and including) the Issue Date to (but excluding) August 15, 2029 (the “Fixed Reset Rate Notes Reset Date”), interest on the Fixed Reset Rate Notes will be payable at a rate of 4.964% per annum.

From (and including) the Fixed Reset Rate Notes Reset Date to (but excluding) maturity, interest on the Fixed Reset Rate Notes will be payable at a rate per annum equal to the applicable U.S. Treasury Rate as determined by the Calculation Agent (both terms as defined in the Preliminary Prospectus Supplement) on the Fixed Reset Rate Notes Reset Determination Date, plus 1.220%.

The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Senior Notes—Interest—Fixed Reset Rate Notes—Determination of the U.S. Treasury Rate” in the Preliminary Prospectus Supplement.

From (and including) the Issue Date to (but excluding) maturity, the interest rate on the Floating Rate Notes will be equal to the Benchmark (initially, Compounded Daily SOFR (both terms as defined in the Preliminary Prospectus Supplement)) plus 1.300% per annum, accruing from (and including) the Issue Date to (but excluding) maturity. The interest rate applicable to the Floating Rate Notes will be reset quarterly on each Floating Rate Notes Interest Reset Date (as defined below).
Interest Payment Dates	Interest on the Fixed Reset Rate Notes will be payable semi-annually in arrear on February 15 and August 15 of each year, beginning on February 15, 2025, to (and including) maturity	Interest on the Floating Rate Notes will be payable quarterly in arrear on February 15, May 15, August 15 and November 15 of each year, beginning on November 15, 2024, to (and including) maturity
Reset Date	August 15, 2029	February 15, May 15, August 15, and November 15 of each year, beginning on November 15, 2024 (each, a “Floating Rate Notes Interest Reset Date”)
Reset Determination Date	The second Business Day (as defined below) immediately preceding the Fixed Reset Rate Notes Reset Date	The date that is two USGS Business Days (as defined in the Preliminary Prospectus Supplement) before each applicable Floating Rate Notes Interest Reset Date
Day Count Convention	30/360 (Following, unadjusted)	Actual/360 (Modified Following, adjusted)

Business Days	New York and London

US Treasury Benchmark	4.000% due July 31, 2029	N/A
US Treasury Benchmark Yield	3.744%	N/A

Fixed Rate Spread to Benchmark Treasury	T+ 122bps	N/A
Re-offer Yield	4.964%	N/A
SOFR Convention	N/A

SOFR as published at 3 pm New York Time

Observation method: Observation Period Shift

Interest Determination Date: The date that is two USGS Business Days (as defined in the Preliminary Prospectus Supplement) before each applicable Floating Rate Notes Interest Reset Date

Shift Period: Five USGS Business Days (as defined in the Preliminary Prospectus Supplement)

Calculation method: Compounded daily

The determination and calculation of the Benchmark (initially Compounded Daily SOFR) is subject to the provisions set forth under “Description of the Senior Notes—Interest—Floating Rate Notes—Calculation of the Benchmark” in the Preliminary Prospectus Supplement.

Issue Price	100.000% of the principal amount	100.000% of the principal amount
Gross Proceeds	$1,250,000,000	$500,000,000
All-in Price	99.750% of the principal amount	99.800% of the principal amount
Fees	0.250%	0.200%
Net Proceeds (before expenses)	$1,246,875,000	$499,000,000
Redemption Price	100.000% of the principal amount of the Fixed Reset Rate Notes	100.000% of the principal amount of the Floating Rate Notes
Optional Redemption Date	August 15, 2029	November 15, 2027
Redemption

NWG may redeem the Senior Notes of any series at its sole discretion, in whole but not in part, (i) on August 15, 2029 in respect of the Fixed Reset Rate Notes and (ii) on November 15, 2027 in respect of the Floating Rate Notes, in each case, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption.

In addition, NWG may redeem the Senior Notes of any series, in whole but not in part, at 100% of their principal amount together with any accrued but unpaid interest to, but excluding, the date of redemption, upon the occurrence of certain tax or regulatory events as described in the Preliminary Prospectus Supplement and the accompanying prospectus.

Any redemption or repurchase of the Senior Notes of any series is subject to the provisions described under “Description of the Senior Notes—Tax Redemption”, “Description of the Senior Notes—Loss Absorption Disqualification Event Redemption” and “Description of the Senior Notes—Conditions to Redemption and Repurchase” in the Preliminary Prospectus Supplement.

The Senior Notes will not be redeemable at the option of the holders at any time.

Redemption and Repurchase Conditions	Notwithstanding any other provision, NWG may only redeem a series of the Senior Notes prior to the relevant maturity date or repurchase such series of Senior Notes (and give notice thereof to the holders of such series of Senior Notes in the case of redemption) if NWG has obtained the prior consent of the PRA (as defined in the Preliminary Prospectus Supplement), to the extent such consent is at the relevant time and in the relevant circumstances required (if at all) by the Loss Absorption Regulations (as defined in the Preliminary Prospectus Supplement) or applicable laws or regulations in effect in the United Kingdom, if at all, as described in the Preliminary Prospectus Supplement under “Description of the Senior Notes.”
Events of Default	The Senior Notes contain very limited events of default provisions and the remedies available thereunder are limited, as described in the Preliminary Prospectus Supplement under “Description of the Senior Notes—Events of Default and Defaults; Limitation of Remedies.”
Agreement with Respect to the Exercise of UK Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of any series of the Senior Notes, by its acquisition of any series of the Senior Notes, each holder and beneficial owner of any series of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK bail-in power by the relevant UK authority which may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the any series of the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, any series of the Senior Notes into ordinary shares or other securities or other obligations of NWG or another person; and/or (iii) the amendment or alteration of the maturity of any series of the Senior Notes, or amendment of the amount of interest due on any series of the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of any series of the Senior Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power. Each holder and beneficial owner of any series of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under any series of the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to NWG or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a UK resolution regime under the Banking Act, pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant UK authority” is to any authority with the ability to exercise a UK bail-in power.
Repayment of Principal and Payment of Interest After Exercise of UK Bail-in Power	No repayment of the principal amount of any series of the Senior Notes or payment of interest on any series of the Senior Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by us under the laws and regulations of the United Kingdom applicable to us and the Group.
Joint Bookrunners and Joint Lead Managers	Citigroup Global Markets Inc. Jefferies LLC NatWest Markets Securities Inc. Wells Fargo Securities, LLC
Co-Managers	BMO Capital Markets Corp. CIBC World Markets Corp.
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Listing	NWG intends to apply to list each of the series of the Senior Notes on the New York Stock Exchange in accordance with its rules.
Target Market

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID)/UK PRIIPs KID has been prepared as not available to retail in EEA or UK.

This document is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Clearing and Settlement	DTC

CUSIP	639057 AS7 for the Fixed Reset Rate Notes 639057 AR9 for the Floating Rate Notes
ISIN	US639057AS70 for the Fixed Reset Rate Notes US639057AR97 for the Floating Rate Notes
Governing Law	The Indenture and the Senior Notes of each series are governed by, and construed in accordance with, the laws of the State of New York, except for the waiver of right to set-off provisions relating to the Senior Notes, which are governed by the laws of Scotland.

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom. No sales to retail clients in the EEA or the United Kingdom, as defined under MiFID II or, in the United Kingdom, as defined in in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and the prospectus supplement in respect of this offering and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus and prospectus supplement at no charge if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling Jefferies LLC toll-free at 1-877-877-0696, calling NatWest Markets Securities Inc. toll-free at 1-800-231-5830, and calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

The Issuer currently expects delivery of the Senior Notes of each series to occur on August 15, 2024, which will be the third business day following the date of pricing of the Senior Notes of each series (such settlement cycle being referred to as “T+3”). Under Rule 15(c)6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15(c)6-1 of the U.S. Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes of any series prior to the delivery of such Senior Notes will be required, by virtue of the fact that the Senior Notes of each series initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes of any series who wish to make such trades should consult their own advisors.